SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                                SCHEDULE 13G
                 Under the Securities Exchange Act of 1934
                            (Amendment No. 2)

                       Florida East Coast Industies, Inc.
                              (Name of Issuer)

                        Common Stock, $6.25 Par Value
                        (Title of Class of Securities)

                                  340632108
                               (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on the following page(s))

                               Page 1 of 8 pages

CUSIP No. 340632108          13G           Page 2 of 8 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Heine Securities Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          Not Applicable                              (a) __
                                                      (b) __
3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF INCORPORATION

          Delaware

NUMBER OF      5  SOLE VOTING POWER
SHARES               571,400
BENEFICIALLY   6  SHARED VOTING POWER
OWNED BY             None
EACH           7  SOLE DISPOSITIVE POWER
REPORTING            571,400

PERSON         8  SHARED DISPOSITIVE POWER
WITH                 None

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    571,400


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /__/

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          6.4%

12 TYPE OF REPORTING PERSON*

          IA

               *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 340632108          13G           Page 3 of 8 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Michael F. Price

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          Not Applicable                              (a) __
                                                      (b) __
3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF INCORPORATION

          United States

NUMBER OF      5  SOLE VOTING POWER
SHARES               None (See Introductory Note)
BENEFICIALLY   6  SHARED VOTING POWER
OWNED BY             None
EACH           7  SOLE DISPOSITIVE POWER
REPORTING            None (See Introductory Note)
PERSON         8  SHARED DISPOSITIVE POWER
WITH                 None

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   None (See Introductory Note)

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  /X/

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          0.0%

12 TYPE OF REPORTING PERSON*

          IN

               *SEE INSTRUCTION BEFORE FILLING OUT!

Introductory Note

This statement on Schedule 13G is being filed by Heine Securities Corporation ("HSC"), an investment adviser registered under the Investment Advisers Act of 1940. One or more of HSC's advisory clients is the legal owner of the securities covered by this statement. Pursuant to investment advisory agreements with its advisory clients, HSC has sole investment discretion and voting authority with respect to such securities.

This statement on Schedule 13G is also being filed by Michael F. Price. Mr. Price is President of HSC, in which capacity he exercises voting control and dispositive power over the securities reported herein by HSC. Mr. Price, therefore, may be deemed to have indirect beneficial ownership over such securities. Neither Mr. Price nor HSC has any interest in dividends or proceeds from the sale of such securities, owns any such securities for his or its own account and disclaims beneficial ownership of all the securities reported herein.

Item 1 (a). Name of Issuer:

Florida East Coast Industies, Inc.

Item 1 (b). Address of Issuer's Principal Executive Offices:

1650 Prudential Drive
Jacksonville, FL 32201-1380

Item 2 (a). Name of Persons Filing:

Heine Securities Corporation and Michael F. Price

Item 2 (b). Address of Principal Business Office:

51 J.F.K. Parkway
Short Hills, New Jersey 07078

Item 2 (c). Citizenship:

Heine Securities Corporation is a Delaware corporation. Michael F. Price is a United States citizen.

Item 2 (d). Title of Class of Securities:

Common Stock, $6.25 Par Value

Item 2 (e). Cusip Number:  340632108

Item 3. The persons filing this Schedule 13G are:

An investment adviser registered under Section 203 of the Investment Advisers Act of 1940; Mr. Price is President of Heine Securities Corporation.

Item 4. Ownership.

(a) Amount Beneficially Owned:  571,400


(b) Percent of Class:  6.4%


(c) Number of shares as to which Heine Securities Corporation and Michael F. Price have:

(i) sole power to vote or direct the vote: 571,400


(ii) shared power to vote or direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 571,400


(iv) shared power to dispose or to direct the disposition of: 0


Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
percent of the class of securities, check the following       [ ]

Item 6. Ownership of More Than Five Percent on Behalf of Another Person:

        Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable

Item 8. Identification and Classification of Members of the Group:

        Not Applicable

Item 9. Notice of Dissolution of Group: Not Applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signatures.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEINE SECURITIES CORPORATION


By: /s/ Michael F. Price
   Michael F. Price
   President

MICHAEL F. PRICE


/s/ Michael F. Price


Dated:  February 8, 1994

                            JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement this 8th day of February, 1994


HEINE SECURITIES CORPORATION


By: /s/ Michael F. Price
Michael F. Price,
President


MICHAEL F. PRICE


/s/ Michael F. Price